23 February 2010

National Grid plc

Court of Appeal decision on National Grid’s gas metering contracts

National Grid is disappointed that the Court of Appeal has today dismissed its grounds for appealing against a judgement made by the Competition Appeal Tribunal (CAT) in April 2009.

We are however pleased that the Court of Appeal has recognised the unusual nature of the case, including Ofgem’s involvement in the development and negotiation of the contracts, and has halved the fine to £15million.

National Grid Executive Director, Mark Fairbairn said: “We are disappointed with the Court of Appeal’s decision. We believe our gas metering contracts have delivered substantial financial benefits to our customers in the form of lower metering prices and have neither harmed consumers nor competition.

“However, we are pleased that not only has the fine been halved but the Court of Appeal also recognises the border line nature of this case saying “it was not self evident that the arrangements made with the gas suppliers crossed the line into abuse”.

National Grid is reviewing its next steps which could include an appeal to the Supreme Court.

Background Information

The CAT announced in April 2009 that they upheld, in part, Ofgem’s 2008 decision that National Grid infringed the Competition Act 1998 by entering into a number of metering contracts with UK gas suppliers in 2004.

In July 2009, the Court of Appeal granted National Grid leave to appeal the CAT’s judgement. The appeal was heard in November 2009, and the Court of Appeal has issued its decision today.

The metering contracts were negotiated over a two year period, were voluntarily entered into by gas suppliers and delivered immediate and substantial reductions in charges for meter services, and have saved our customers around £150 million over the 6 years of their operation. Ofgem was consulted throughout this process of contract development and negotiation and has acknowledged that National Grid had no intention to breach the Competition Act.

Additional information

National Grid Metering provides regulated gas meter and meter reading services on behalf of gas suppliers for an asset base of around 18 million* domestic, industrial and commercial meters. With revenues of £339m*, it represents under 3% of National Grid as a whole.

The investigation related to Metering Services Agreements (MSAs). These are domestic gas metering contracts which were freely and openly negotiated with gas suppliers and discussed with Ofgem. They were offered to suppliers as a lower cost alternative to the default regulated contracts.

National Grid also owns a non-regulated meter business, OnStream, which provides rental, installation, maintenance and meter reading services for gas and electricity meters throughout Great Britain, on behalf of energy suppliers.

* Revenues and meter numbers as at 31 March 2009.

Contacts

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